Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

THIRD QUARTERLY REPORT OF 2022

Summary

The quarterly financial report for the third quarter of 2022 (i.e. the three months ended 30 September 2022, the “reporting period”) of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE:

The board of directors (the “Board”) and the supervisory committee of China Southern Airlines Company Limited (the “Company”) and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

The responsible person of the Company, Mr. Ma Xu Lun (Chairman), the responsible person of the accounting of the Company, Mr. Yao Yong (Executive Vice President, Chief Account and Chief Financial Officer of the Company), and the responsible person of the accounting department, Ms. Mao Juan (General Manager of Finance Department) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

Whether the Third Quarterly Financial Statements have been audited

☐  Yes    ☒  No

I.	MAJOR ACCOUNTING DATA

(I)	Principal accounting data and financial indicators

Unit: Million    Currency: RMB

Items	The reporting period	Increase/ (decrease) as compared with the corresponding period last year (%)	Nine months ended 30 September 2022	Increase/ (decrease) as compared with the corresponding period last year (%)
Operating revenue	29,344	9.01	70,161	-10.62
Net profit attributable to shareholders of the Company	-6,099	326.21	-17,587	187.42
Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses	-6,571	298.24	-18,322	184.06
Net cash flows generated from operating activities	N/A	N/A	7,300	-44.52
Basic earnings per share (RMB/share)	-0.36	350.00	-1.03	171.05
Diluted earnings per share (RMB/share)	-0.36	350.00	-1.03	171.05
Weighted average return on net assets (%)	-11.98	Decrease by 10.05 percentage points	-34.94	Decrease by 26.23 percentage points
	As at the end of the reporting period	As at the end of last year		Increase/ (decrease) as compared with that of the end of last year (%)

Total assets	309,794	322,948		-4.07

Equity attributable to shareholders of the Company	51,595	67,616		-23.69

Note:	The “reporting period” and the same expressions hereafter mentioned refer to the three-months period from the beginning to the end of the third quarter of 2022.

(II)	Non-recurring gains and losses

Unit: Million    Currency: RMB

Items	Amount for the reporting period	Amount for the period from the beginning of the year to the end of the reporting period
Gains or losses on disposal of non-current assets	44	149
Government grants recorded in the income statement for the current period, but exclusive of government grants which are closely related to the normal business of the Company and entitled pursuant to unified standard quota or amount under the government policy	80	119
Other non-operating income and expenses other than the above	213	528
Other profit and loss items that meet the definition of non-recurring profit and loss	318	329
Less: Effect of income tax	163	278
Effect on non-controlling interests after taxation	20	112

Total	472	735

Notes on defining any non-recurring gains and losses items as listed in the “The No. 1 Explanatory Announcement Regarding Information Disclosure for Companies Issuing Securities Publically – Non-Recurring Gains and Losses” as recurring gains and losses items

☐  Applicable    ☒  Not applicable

(III)	Changes to major accounting data and financial indicators and reasons

☒  Applicable    ☐  Not applicable

Items	Percentage of change (%)	Main reason(s)
Net profit attributable to shareholders of the Company – the reporting period	326.21	The loss increased in the reporting period as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.
Net profit attributable to shareholders of the Company – nine months ended 30 September 2022	187.42

The loss increased in the nine months ended 30 September 2022 as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.

Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses – the reporting period	298.24	The loss increased in the reporting period as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.
Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses – nine months ended 30 September 2022	184.06

The loss increased in the nine months ended 30 September 2022 as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.

Net cash flows generated from operating activities – nine months ended 30 September 2022	-44.52	The income decreased in the nine months ended 30 September 2022 as compared with the same period last year, which is attributable to the epidemics and other unfavorable factors.
Basic earnings per share – the reporting period	350.00	The loss increased in the reporting period as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.
Basic earnings per share – nine months ended 30 September 2022	171.05

The loss increased in the nine months ended 30 September 2022 as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.

Diluted earnings per share – the reporting period	350.00	The loss increased in the reporting period as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.
Diluted earnings per share – nine months ended 30 September 2022	171.05

The loss increased in the nine months ended 30 September 2022 as compared with the same period last year, which is attributable to the epidemics, high oil price, RMB devaluation and other unfavorable factors.

II.	INFORMATION OF SHAREHOLDERS

(I)	Total number of ordinary shareholders and number of preference shareholders with restored voting rights and shareholdings of the top ten shareholders

Unit: Share

Total number of ordinary shareholders as at the end of the reporting period	137,795	Total number of preference shareholders with restored voting rights as at the end of the reporting period (if any)	Not applicable

Shareholdings of the top ten shareholders

Name of shareholder	Capacity of shareholder	Total number of shares held at the end of the reporting period	Shareholding percentage at the end of the reporting period (%)	Number of shares subject to trading restrictions at the end of the reporting period	Status of pledged, marked or frozen shares
					Status of shares	Number of shares
China Southern Air Holding Company Limited	State-owned legal entity	8,600,897,508	49.67	2,453,434,457	No	0
Nan Lung Holding Limited	State-owned legal entity	2,612,124,036	15.08	0	No	0
HKSCC Nominees Limited	Overseas legal entity	1,750,886,837	10.11	0	Not known	—
Hong Kong Securities Clearing Company Limited	Overseas legal entity	623,084,982	3.60	0	No	0
China National Aviation Fuel Group Limited	State-owned legal entity	350,162,257	2.02	0	No	0
China Securities Finance Corporation Limited	State-owned legal entity	320,484,148	1.85	0	No	0
American Airlines, Inc	Overseas legal entity	270,606,272	1.56	0	No	0
China Structural Reform Fund Corporation Limited	State-owned legal entity	192,659,933	1.11	0	No	0
Spring Airlines Co., Ltd.	Domestic non-State-owned legal entity	140,531,561	0.81	0	No	0
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	Domestic non-State-owned legal entity	70,006,275	0.40	0	No	0

Particulars of the top ten shareholders not subject to trading restrictions

Name of shareholder	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Company Limited	6,147,463,051	RMB ordinary shares	6,147,463,051
Nan Lung Holding Limited	2,612,124,036	Overseas-listed foreign shares	2,612,124,036
HKSCC Nominees Limited	1,750,886,837	Overseas-listed foreign shares	1,750,886,837
Hong Kong Securities Clearing Company Limited	623,084,982	RMB ordinary shares	623,084,982
China National Aviation Fuel Group Limited	350,162,257	RMB ordinary shares	350,162,257
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas-listed foreign shares	270,606,272
China Structural Reform Fund Corporation Limited	192,659,933	RMB ordinary shares	192,659,933
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
China Reform State-owned Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – China Reform State-owned Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275
Explanation of the related party relationship or concert party relationship of the above shareholders

China Southern Air Holding Company Limited held in
aggregate 2,648,836,036 H shares of the Company
through its wholly-owned subsidiaries in Hong Kong,
namely Nan Lung Holding Limited and Perfect Lines
(Hong Kong) Limited. The Company is not aware of
any other related party relationship between other
shareholders.

The overseas-listed foreign shares among the tradable
shares not subject to the trading restrictions in the table
above include 608,695,652 H shares and 368,852,459
H shares held by Nan Lung Holding Limited, a
wholly-owned subsidiary of China Southern Air
Holding Company Limited, the controlling shareholder
of the Company, in connection with the subscription of
the Company’s 2020 non-public issuance of H shares
and the subscription of the Company’s 2022
non-public issuance of H shares, respectively. Nan
Lung Holding Limited undertakes not to trade or
transfer the aforesaid H shares within 36 months from
the completion date of subscription for the
aforementioned H shares.

Explanation on the top ten shareholders and the top ten shareholders not subject to trading restrictions who have participated in the business of margin financing and securities lending and margin refinancing (if any)

	Not applicable

III.	IMPORTANT INFORMATION

Other important information related to the Company’s business performance during the reporting period should be brought to the attention of the investors

☒  Applicable    ☐  Not applicable

Status on the guarantees provided for the SPVs of the Company as of the date of this report:

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No.1	Yes	3.52
27	Chongqing Airlines No.2	Yes	0.32
28	Xiamen Airlines No.2	Yes	0.10
29	Xiamen Airlines No.3	Yes	0.09
30	Xiamen Airlines No.4	Yes	0.19
31	Xiamen Airlines No.5	Yes	0.19
32	Xiamen Airlines No.6	Yes	0.20
33	Xiamen Airlines No.7	Yes	0.11
34	Xiamen Airlines No.8	Yes	0.19
35	Xiamen Airlines No.9	Yes	0.19
36	Xiamen Airlines No.10	Yes	0.19
37	Xiamen Airlines No.11	Yes	0.19
38	Xiamen Airlines No.12	Yes	0.13
39	Xiamen Airlines No.13	Yes	0.19
40	Xiamen Airlines No.14	Yes	0.18
41	Xiamen Airlines No.15	Yes	0.18
42	Xiamen Airlines No.16	Yes	0.09
43	Xiamen Airlines No.17	Yes	0.09

Total	/	/	53.72

Note

During the reporting period, pursuant to the authorization of the 2019 annual general meeting of the Company, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No.16 and Xiamen Airlines No. 17 to US$9 million and US$9 million, respectively, within the authorized guarantee line of US$274 million.

As at the end of reporting period, the total guarantee amounts actually provided for the aforementioned 43 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are US$5.372 billion (equivalent to approximately RMB38.14 billion, calculated based on the Renminbi central parity rate of US$1=RMB7.0998 published by the People’s Bank of China on 30 September 2022), which are within the scope of the authorized guarantee amount approved by the general meeting of the Company.

IV.	QUARTERLY FINANCIAL STATEMENTS

(I)	Type of audit opinion

☐  Applicable    ☒  Not applicable

(II)	Financial statements

Consolidated Balance Sheet

As at 30 September 2022

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	30 September 2022	31 December 2021
Current assets:
Cash at bank and on hand	15,195	21,841
Settlement provisions
Loans to banks and other financial institutions
Held-for-trading financial assets
Derivative financial assets	26	—
Bills receivable	—	4
Accounts receivable	4,499	2,894
Receivables financing
Prepayments	607	736
Premiums receivable
Reinsurance accounts receivable

Items	30 September 2022	31 December 2021
Reinsurance contract reserves receivable
Other receivables	1,542	1,275
Including: Interest receivable
Dividends receivable	11	5
Financial assets purchased with agreement to resale
Inventories	1,751	1,652
Contract assets
Assets held for sale	834	1,292
Non-current assets due within one year	137	138
Other current assets	5,017	8,034

Total current assets	29,608	37,866

Non-current assets:
Loans and advances
Debt investments
Other debt investments
Long-term receivables	541	645
Long-term equity investments	6,084	5,977
Other equity instrument investments	563	563
Other non-current financial assets	91	95
Investment properties	349	305
Fixed assets	88,679	90,817
Construction in progress	33,714	31,869
Productive biological assets
Oil and gas assets
Right-of-use assets	124,583	132,725
Intangible assets	6,398	6,564

Items	30 September 2022	31 December 2021
Development expenses
Goodwill
Long-term deferred expenses	650	768
Deferred tax assets	16,903	12,831
Other non-current assets	1,631	1,923
Total non-current assets	280,186	285,082

Total assets	309,794	322,948

Current liabilities:
Short-term borrowings	44,995	25,116
Borrowings from the central bank
Loans from other banks
Held-for-trading financial liabilities
Derivative financial liabilities	1,148	1,222
Bills payable
Accounts payable	14,640	12,183
Transportation documents settlement
Contract liabilities	1,341	1,542
Funds from selling out and repurchasing financial assets
Receipts of deposits and deposits from other banks
Accounts payable to brokerage customers
Proceeds from underwriting securities received on behalf of customers
Employee benefits payable	3,915	4,457

Items	30 September 2022	31 December 2021
Taxes payable	785	1,140
Other payables	9,262	7,914
Including: Interest payable
Dividends payable	1	3
Fees and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year	32,867	28,990
Other current liabilities	11,392	28,426

Total current liabilities	120,345	110,990

Non-current liabilities:
Reserves for insurance contracts
Long-term borrowings	22,966	15,389
Bonds payable	19,059	22,965
Including: Preferred shares
Perpetual bonds
Lease liabilities	72,955	81,944
Long-term payables	385	193
Long-term salaries payable
Accrued liabilities
Deferred income	769	725
Deferred tax liabilities	24	26
Other non-current liabilities	7,203	6,471

Total non-current liabilities	123,361	127,713

Total liabilities	243,706	238,703

Items	30 September 2022	31 December 2021
Owners’ equity (or shareholders’ equity):
Share capital (or issued capital)	17,317	16,948
Other equity instruments
Including: Preferred shares
Perpetual bonds
Capital reserve	49,082	47,887
Less: Inventory shares
Other comprehensive income	161	159
Specific reserve
Surplus reserve	2,579	2,579
General risk reserve
Retained earnings	-17,544	43

Total equity attributable to shareholders of the Company	51,595	67,616

Non-controlling interests	14,493	16,629

Total owners’ equity (or shareholders’ equity)	66,088	84,245

Total liabilities and owners’ equity (or shareholders’ equity)	309,794	322,948

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mao Juan

Consolidated Income Statement

For the nine months ended 30 September 2022

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	Nine months ended 30 September 2022	Nine months ended 30 September 2021
I. Total revenue	70,161	78,495
Including: Operating revenue	70,161	78,495
Interest income
Premiums earned
Fees and commissions income
II. Total operating costs	94,601	88,437
Including: Cost of sales	80,216	77,748
Interest expense
Fees and commissions expense
Surrender payment
Net payment for insurance claim
Net provisions for insurance liability
Expenditure for insurance policy dividend
Reinsurance costs
Taxes and surcharges	196	291
Selling and administrative expenses	2,996	3,724
General and administrative expenses	2,455	2,650
Research and development expenses	268	298
Financial expenses	8,470	3,726
Including: Interest expenses	4,474	4,880
Interest income	347	533

Items	Nine months ended 30 September 2022	Nine months ended 30 September 2021
Add: Other income	2,478	2,681
Investment income (“-” for losses)	479	246
Including: Share of profit of associates and joint ventures	215	242
Derecognition of income from financial assets at amortised cost
Exchange gain (“–” for losses)
Gain arising from net exposure hedge (“–” for losses)
Gains arising from changes in fair value (“-” for losses)	164	-93
Credit losses (“-” for losses)	30	1
Impairment losses on property, plant and equipment and right-of-use rights (“–” for losses)
Gains on disposal of assets (“–” for losses)	149	103
III. Operating profit (“-” for losses)	-21,140	-7,004
Add: Non-operating income	553	417
Less: Non-operating expenses	22	40
IV. Total profits (“-” for total losses)	-20,609	-6,627
Less: Income tax expenses	-2,474	-1,527
V. Net profit (“-” for net losses)	-18,135	-5,100
(I) By continuity
1. Net profit from continuing operations (“-” for net losses)	-18,135	-5,100
2. Net profit from discontinued operations (“-” for net losses)
(II) By ownership
1. Net profit attributable to shareholders of the Company (“-” for net losses)	-17,587	-6,119
2. Non-controlling interests (“-” for net losses)	-548	1,019

Items	Nine months ended 30 September 2022	Nine months ended 30 September 2021
VI. Other comprehensive income, net of tax	3	-60
(I) Other comprehensive income (net of tax) attributable to shareholders of the Company	2	-59
1. Items that will not be reclassified to profit or loss	—	-76
(1) Change in defined benefit plans arising from re-measurement
(2) Equity-accounted investees – share of other comprehensive income (non-recycling)	—	-1
(3) Changes in fair value of other equity instruments	—	-75
(4) Change in fair value of the Company’s own credit risk
2. Items that may be reclassified subsequently to profit or loss	2	17
(1) Equity-accounted investees-share of other comprehensive income (recycling)	—	3
(2) Change in fair value of other debt investments
(3) Financial assets reclassified into other comprehensive income
(4) Provision for credit impairment of other debt investments
(5) Cash flow hedge: fair value movement of derivative financial assets/liabilities	—	14
(6) Translation differences arising on translation of foreign currency financial statements	2	—
(7) Others
(II) Other comprehensive income (net of tax) attributable to non-controlling interests	1	-1

Items	Nine months ended 30 September 2022	Nine months ended 30 September 2021
VII. Total comprehensive income	-18,132	-5,160
(I) Attributable to shareholders of the Company	-17,585	-6,178
(II) Attributable to non-controlling interests	-547	1,018
VIII.Earnings per share:
(I) Basic earnings per share (RMB/share)	-1.03	-0.38
(II) Diluted earnings per share (RMB/share)	-1.03	-0.38

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mao Juan

Consolidated Cash Flow Statement

For the nine months ended 30 September 2022

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Audit type: Unaudited

Items	Nine months ended 30 September 2022	Nine months ended 30 September 2021
I. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	75,035	85,440
Net increase in customer and interbank deposits
Net increase in borrowings from the central bank
Net cash increase in placements from other financial institutions
Cash received from premiums under original insurance contracts
Net cash received from reinsurance business
Net increase in deposits of policy holders and investment funds
Cash received from interest, fees and commissions
Net increase in capital due to banks and other financial institutions
Net increase in cash received from repurchase business
Net cash received by agents for trading in securities
Refund of taxes and surcharges	5,600	47
Proceeds from other operating activities	3,266	3,273
Sub-total of operating cash inflows from operating activities	83,901	88,760

Items	Nine months ended 30 September 2022	Nine months ended 30 September 2021
Payment for goods and services	54,057	51,511
Net increase in customer loans and advances to customers
Net increase in deposits in the central bank and interbank deposits
Cash paid for compensation payments under original insurance contracts
Net increase in placements with banks and other financial institutions
Cash paid for interest, fees and commissions
Cash paid for insurance policy dividend
Payment to and for employees	18,820	20,461
Payment of taxes and surcharges	3,147	3,134
Payment for other operating activities	577	496
Sub-total of cash outflows from operating activities	76,601	75,602
Net cash flows from operating activities	7,300	13,158
II. Cash flows from investment activities:
Cash received from return of investments	597	120
Cash received on investment income	129	233
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	3,831	736
Net cash received from disposal of subsidiaries and other operating units	190	—
Proceeds from other investing activities	321	465
Sub-total of cash inflows from investing activities	5,068	1,554
Payment for acquisition of fixed assets, intangible assets and other long-term assets	7,209	13,762
Cash paid for investment	530	—
Net increase in secured loans
Net cash paid for acquisition of subsidiaries and other operating units
Other cash paid relating to investing activities
Sub-total of cash outflows from investment activities	7,739	13,762
Net cash flows from investing activities	-2,671	-12,208

Items	Nine months ended 30 September 2022	Nine months ended 30 September 2021
III. Cash flows from financing activities:
Proceeds from investors	1,665	1,124
Including: Investment received from non-controlling interests	116	1,124
Proceeds from borrowings	57,726	52,262
Proceeds from other financing activities	19,900	69,938
Sub-total of cash inflows from financing activities	79,291	123,324
Repayments of borrowings	85,116	122,588
Payment for dividends, profit distributions or interest	5,440	5,122
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	902	42
Payment for other financing activities	14	—
Sub-total of cash outflows from financing activities	90,570	127,710
Net cash flows from financing activities	-11,279	-4,386
IV. Effect of changes in exchange rate on cash and cash equivalents	80	-4
V. Net increase in cash and cash equivalents	-6,570	-3,440
Add: Cash and cash equivalents at the beginning of the period	21,456	25,419
VI. Cash and cash equivalents at the end of the period	14,886	21,979

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mau Juan

(III)	Adjustment to relevant items of the financial statements at the beginning of the first adoption year due to the first adoption of new leasing standards in 2022

☐  Applicable    ☒  Not applicable

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 October 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive Directors.